Bartlit Beck Herman Palenchar & Scott llp A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS www.bartlit-beck.com DENVER OFFICE 1899 WYNKOOP STREET, 8th FLOOR DENVER, CO 80202 TELEPHONE: (303) 592-3100 FACSIMILE: (303) 592-3140 CHICAGO OFFICE COURTHOUSE PLACE 54 WEST HUBBARD STREET CHICAGO, IL 60610 TELEPHONE: (312) 494-4400 FACSIMILE: (312) 494-4440 November 28, 2005 VIA FACSIMILE AND EDGAR

Re:	Alpha Natural Resources, Inc.
Registration Statement on Form S-1
File No. 333-129030
Securities and Exchange Commission
CF/AD4 100 F St. NE
Washington, DC 20549-7010
Fax: (202) 551-3757
Attn: Mellissa Campbell Duru
Dear Ms. Duru:
     Alpha Natural Resources, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-129030) (the “Registration Statement”) with the SEC on October 14, 2005. The Company is in the process of revising the Registration Statement in response to the Staff’s comment letter dated November 10, 2005. The Company currently intends to file Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) no later than Friday, December 2, 2005, to begin printing the preliminary prospectus no later than the evening of Wednesday, December 7, 2005 and, assuming that the Staff’s comments have been resolved by that date, to request that the SEC grant acceleration of the effective date of the Registration Statement by no later than Tuesday, December 13, 2005.
     In an effort to expedite the Staff’s review of the Amendment, on the Company’s behalf we are transmitting to you for review the current draft of the Company’s letter responding to the Staff’s comment letter dated November 10, 2005, as well as the current drafts of the following pages of the Amendment, marked to show changes from the Registration Statement filed on October 14, 2005: the cover page to the prospectus; pages 2-3 (selected portion of the Prospectus Summary); pages 20-23 and 34-36 (selected portions of the Risk Factors); pages 59-60 (selected portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations); pages 90, 94, 96, and 99-100 (selected portions of the Business section); pages 124

Bartlit Beck Herman Palenchar & Scott LLP

Securities and Exchange Commission	-2-	November 28, 2005
to 126 (Principal and Selling Stockholders); pages 147-149 (Underwriting); and pages 133-135 (selected portion of Description of Indebtedness section). Although not included with this transmission, we advise the Staff that additional sections of the Registration Statement are also being revised in response to the Staff’s comment #1 and to include updated historical and pro forma financial information as of and for the nine months ended September 30, 2005.
     Please do not hesitate to call Polly Swartzfager at (303) 592-3175 or Benjamin Hadary at (303) 592-3157 with any questions or further comments you may have regarding the Registration Statement or proposed Amendment filing or if you wish to discuss the attached draft responses. We very much appreciate the Staff’s accommodation in reviewing these draft responses.

Very truly yours,

BARTLIT BECK HERMAN PALENCHAR & SCOTT llp

cc:	Securities and Exchange Commission
H. Roger Schwall
Tangela Richter
Ryan Milne
April Sifford

Alpha Natural Resources, Inc.
Vaughn R. Groves

Simpson Thacher & Bartlett llp
Edward P. Tolley III
Joshua Ford Bonnie

[Bartlit Beck Letterhead]
DRAFT RESPONSE LETTER
December   , 2005
VIA FEDEX AND EDGAR
Melissa Campbell Duru, Esq.
Division of Corporation Finance
Securities and Exchange Commission
CF/AD4 100 F St NE
Washington, DC 20549-7010

Re:	Alpha Natural Resources, Inc.
Registration Statement on Form S-1
File No. 333-129030
Dear Ms. Duru:
     On behalf of Alpha Natural Resources, Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement, marked to show changes from the Registration Statement filed on October 14, 2005. The Registration Statement has been revised in response to the Staff’s comments.
     In addition, we are providing the following responses to your comment letter, dated November 10, 2005, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Registration Statement. The responses and information described below are based upon information provided to us by Alpha Natural Resources.
Summary, page 1
Nicewonder Acquisition. page 2
1.	Please update the disclosure throughout the prospectus to reflect the recently announced closing of the Nicewonder acquisitions and related transactions. For example, we note that the credit agreement entered into in connection with the financing of the transaction was for $525 million and not $500 million as currently disclosed. Please revise the prospectus, including the description of indebtedness disclosure, accordingly.

Bartlit Beck Herman Palenchar & Scott LLP	DRAFT RESPONSE LETTER

Securities and Exchange Commission

December___, 2005
Alpha Natural Resources acknowledges the Staff’s comment and has updated the Registration Statement throughout, including the description of Alpha Natural Resources’ indebtedness, accordingly.
Risk Factors, page 20
Risks Relating to Our Business, page 20
“Our coal mining production and delivery is subject to conditions...,” page 20
2.	We note in the Form 8-K filed on November 3, 2005, disclosure regarding your on going attempt to assess the damage and impact to your operations caused by Hurricane Katrina with respect to your New Orleans facilities. If currently known, please update and further supplement the risk factor disclosure to quantify the dollar amount of the damage caused by or related to the impact of the recent hurricanes.

In response to the Staff’s comment, Alpha Natural Resources has revised the identified risk factor on page 21 of the Registration Statement to disclose the estimated loss, expected insurance recovery and pre-tax charge Alpha Natural Resources recorded in the third quarter with respect to inventory loss or damage from Hurricane Katrina.
Principal and Selling Stockholders, page 120
3.	Consistent with the requirements of Regulation S-K, please provide the information required by Item 507, inclusive of disclosure of the number of shares being offered by the selling stockholders.

Alpha Natural Resources has revised the Registration Statement, including the disclosure under the caption “Principal and Selling Stockholders” on pages 124 to 126, to provide the number of shares being offered by the selling stockholders and the additional information required by Item 507 of Regulation S-K.

4.	Please disclose if any selling stockholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If any selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Bartlit Beck Herman Palenchar & Scott LLP	DRAFT RESPONSE LETTER

Securities and Exchange Commission

December___, 2005
In response to the Staff’s comment, Alpha Natural Resources has made inquiries of each of the selling stockholders and has been advised that none of such selling stockholders is a registered broker-dealer or an affiliate of a registered broker-dealer, other than Madison Capital Funding, LLC (“Madison Capital”), which is an affiliate of registered broker-dealers NYLIFE Securities Inc. and NYLIFE Distributors LLC. In connection with its equity investment in ANR Holdings, LLC (the top-tier holding company of the Alpha Natural Resources organization prior to the Internal Restructuring) in March 2003, Madison Capital entered into a subscription agreement pursuant to which it represented, among other things, that it was acquiring the membership interest in ANR Holdings for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933. Madison Capital’s membership interests in ANR Holdings were exchanged for shares of common stock of Alpha Natural Resources, Inc. in connection with the Internal Restructuring that preceded the initial public offering. Alpha Natural Resources has revised the Registration Statement on page 125 to provide information about Madison Capital in response to the Staff’s comment.
Underwriting, page 141
5.	Please provide the disclosure required by Item 508 of Regulation S-K regarding the identity of the underwriters and the compensation arrangements in connection with the offering by the selling shareholders.

In response to the Staff’s comment, Alpha Natural Resources has revised the Registration Statement, including the disclosure under the caption “Underwriting” on pages 147 to 149, to identify the underwriters and provide the additional information required by Item 508 of Regulation S-K.
*******************
     Please do not hesitate to call Polly Swartzfager at (303) 592-3175 or Benjamin Hadary at (303) 592-3157 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

BARTLIT BECK HERMAN PALENCHAR & SCOTT llp

cc:	Securities and Exchange Commission
H. Roger Schwall
Tangela Richter
Ryan Milne
April Sifford

Alpha Natural Resources, Inc.
Vaughn R. Groves

Simpson Thacher & Bartlett llp
Edward P. Tolley III
Joshua Ford Bonnie